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                                                                   Exhibit 99.22
FOR IMMEDIATE RELEASE

Contact:    Gerald D. Stethem
            Senior Vice President & Chief Financial Officer
            NCS HealthCare, Inc.
            216-378-6808

                NCS HEALTHCARE POSTPONES VOTE ON GENESIS MERGER.
               DELAWARE SUPREME COURT ACCEPTS INTERLOCUTORY APPEAL


Beachwood, Ohio - (December 4, 2002) NCS HealthCare, Inc. (NCSS.OB) announced today that it is postponing its special meeting of shareholders to vote on the Genesis Health Ventures, Inc. (Nasdaq: GHVI) merger. As a result of this afternoon's decision by the Delaware Supreme Court, described below, the meeting has been rescheduled from December 5, 2002 to December 12, 2002. NCS and Genesis currently intend to close their merger as soon as practicable following that meeting.

Earlier today, the Delaware Supreme Court approved a request for an interlocutory appeal of the Delaware Chancery Court's recent decision denying a preliminary injunction that would have delayed or possibly prevented NCS's proposed merger with Genesis. Previously, the Delaware Supreme Court had denied this request for an interlocutory appeal. The Court has now decided to hear the appeal on December 10, 2002, along with certain other appeals that were already pending.

NCS is represented by special outside legal counsel Benesch, Friedlander, Coplan & Aronoff LLP and Skadden, Arps, Slate, Meagher & Flom LLP and financial advisor Candlewood Partners LLC.

                              * * * * *

NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 200,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 10 states.

In connection with the special meeting of stockholders relating to NCS's proposed merger with Genesis Health Ventures, Inc. and a pending tender offer from Omnicare, Inc., NCS HealthCare, Inc. has filed certain materials with the Securities and Exchange Commission, including a definitive proxy statement and a Solicitation/Recommendation Statement on Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning NCS HealthCare, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from NCS HealthCare, Inc. by directing a request to NCS HealthCare, Inc. at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122;
Attn: Investor Relations. NCS HealthCare, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the special meeting described above. Information concerning such participants is contained in NCS HealthCare's proxy statement relating to the proposed merger with Genesis Health Ventures, Inc.